Exhibit 99.1

Celltrion and Teva Announce U.S. FDA Acceptance of Biologics License Application for Proposed Biosimilar to Herceptin® (trastuzumab)

INCHEON, Republic of Korea & JERUSALEM--(BUSINESS WIRE)--July 31, 2017--Celltrion, Inc. and Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that the U.S. Food and Drug Administration (FDA) has accepted for review the Biologics License Application (BLA) for CT-P6, a proposed Monoclonal Antibody (mAb) biosimilar to Herceptin®1 (INN: trastuzumab) which is used for the treatment of Human Epidermal growth factor Receptor 2 (HER2)-overexpressing breast cancer and metastatic gastric cancer.

“Following on the heels of our global success with Remsima®2 (Inflectra®3), our infliximab biosimilar, which has brought affordable and effective biologic treatment to many patients around the world with proven similarity of quality, efficacy and safety to the reference product, we are confident to submit a comprehensive package of quality, nonclinical and clinical data of CT-P6 for FDA review,” said Woo Sung Kee, Chief Executive Officer of Celltrion. “If approved, CT-P6 will expand patient access to this important biosimilar treatment option in the U.S.”

The BLA for CT-P6 includes data for CT-P6 and reference trastuzumab in terms of efficacy, safety, immunogenicity, pharmacodynamics (PD) and pharmacokinetics (PK). These trials were conducted in over 500 patients in 22 countries.

CT-P6 has been approved by the Korean Ministry of Food and Drug Safety. Celltrion also filed marketing authorization applications for CT-P6 to the European Medicines Agency in October 2016.

“As Celltrion’s North American commercial partner for CT-P6 and CT-P10, a proposed mAb biosimilar to Rituxin®2 (rituximab), we look forward to the opportunity to leverage Teva’s strong legacy and U.S. commercial presence in Oncology to bring additional biosimilar treatment options to patients,” said Paul Rittman, Senior Vice President and General Manager, Teva Oncology. “With today’s announcement, we are one-step closer to doing so in the U.S. We are very pleased to acknowledge the positive progress in our partnership with Celltrion to help provide these additional options, if approved, to patients living with cancer and other serious diseases.”

Celltrion and Teva entered into an exclusive partnership to commercialize CT-P6 and CT-P10 in the U.S. and Canada in October 2016. FDA also accepted for review the Biologics License Application (BLA) for CT-P10, a proposed mAb biosimilar to Rituxan® (rituximab) in June 2017.

The BLAs for both CT-P6 and CT-P10 have been accepted for filing by the FDA for standard review, with FDA Regulatory Action expected during the first half of 2018.

About Celltrion, Inc.

Headquartered in Incheon, Korea, Celltrion is a leading biopharmaceutical company, specializing in research, development and manufacture of biosimilar and innovative drugs. Celltrion strives to provide more affordable biosimilar mAbs to patients who previously had limited access to advanced therapeutics. Celltrion received FDA and EMA approval for Inflectra® and Remsima®, respectively, which is the world’s first mAb biosimilar to receive approval from a regulatory agency in a developed country. Celltrion also received EMA approval for Truxima® (CT-P10, a proposed mAb biosimilar to Rituxan® (rituximab)) in February 2017. For more information, visit www.celltrion.com.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva's net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

About CT-P6 (A proposed biosimilar trastuzumab)

CT-P6 is being investigated in the US as a proposed biosimilar to trastuzumab which is a monoclonal antibody (mAb), a protein designed to recognize and bind to a specific structure or antigen in the body. Celltrion has carried out extensive studies between CT-P6 and reference trastuzumab to submit for FDA review.

Teva's Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding CT-P6 which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

  challenges inherent in product research and development, including uncertainty of clinical success and obtaining regulatory approvals of CT-P6;
  the uncertainty of commercial success of CT-P6;
  our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;
  our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;
  compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks; and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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1. Herceptin is a registered trademark of Genentech Inc.

2. Remsima is a trademark or a registered trademark of Celltrion Inc.

3. Inflectra is a registered trademark of Hospira UK Ltd.

4. Rituxan is a registered trademark of Biogen.

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR Contacts:
United States
Kevin C. Mannix, 215-591-8912
Ran Meir, 215-591-3033
or
Israel
Tomer Amitai, 972 (3) 926-7656
or
PR Contacts:
Israel
Iris Beck Codner, 972 (3) 926-7208
or
United States
Denise Bradley, 215-591-8974
Nancy Leone, 215-284-0213
or
Celltrion, Inc.
IR Contact:
Republic of Korea
Josh Hwang, 82-32-850-5171
Josh.Hwang@celltrion.com
or
PR Contact:
Republic of Korea
Gunhyuk Lee, 82-32-850-5168
Gunhyuk.Lee@celltrion.com